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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13D-102)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 11)*


                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

        CLASS A COMMON STOCK,
      PAR VALUE $.01 PER SHARE                        518439 10 4
--------------------------------------    --------------------------------------
    (TITLE OF CLASS OF SECURITIES)                   (CUSIP NUMBER)


                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7

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

---------------------------------------------------------------------           ---------------------------------------------------
CUSIP No.                       518439 10 4                               13G                            Page 2 of 8
---------------------------------------------------------------------           ---------------------------------------------------
-------------------------- --------------------------------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSONS:                 WILLIAM P. LAUDER


                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                           (ENTITIES ONLY):
-------------------------- --------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                                         (A) [_]
                                                                                                                         (B) [X]
-------------------------- --------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- --------------------------------------------------------------------------------------------------------
            4              CITIZENSHIP OR PLACE OF ORGANIZATION:      UNITED STATES OF AMERICA

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                        4,845,322
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                      4,745,336
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                   4,845,322
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                 4,745,336

-------------------------- --------------------------------------------------------------------------------------------------------
            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON:                                    9,590,658
                           ** SEE ITEM 4
-------------------------- --------------------------------------------------------------------------------------------------------
           10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                           N/A
                                                                                                                           [_]
-------------------------- --------------------------------------------------------------------------------------------------------
           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                   7.3%
                                                                                                                ** SEE ITEM 4
-------------------------- --------------------------------------------------------------------------------------------------------
           12              TYPE OF REPORTING PERSON:                  IN
-------------------------- --------------------------------------------------------------------------------------------------------


ITEM 1.  IDENTITY OF ISSUER

         (a) The name of the issuer is The Estee Lauder Companies Inc. (the Issuer").

         (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

         (a)-(c) This report is being filed by William P. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

         (d)-(e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a) As of December 31, 2006, the Reporting Person beneficially owned 9,590,658 shares of Class A Common Stock as follows: (i) 682,522 shares of Class A Common Stock and 3,162,800 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held directly by the Reporting Person; (ii) 368,441 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o the Reporting Person (the "WPL GRAT Remainder Trust"); (iii) 368,441 shares of Class A Common Stock and 1,343,846 shares of Class B Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder (the "GML Remainder Trust"); (iv) 750,000 shares of Class A Common Stock held indirectly as co-trustee of the American Art Foundation ("AAF"); and (v) 1,000,000 shares of Class A Common Stock subject to exercisable stock options held by the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares owned by the AAF and such shares are not covered by the Stockholders' Agreement.

         (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 9,590,658 shares of Class A Common Stock, which would constitute 7.3% of the number of shares of Class A Common Stock outstanding.

                  Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,169,404 shares of Class A Common Stock and the 6,421,254 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 7.1% of the aggregate voting power of the Issuer.

         (c) The Reporting Person has sole voting and dispositive power with respect to the 4,845,322 shares of Class A Common Stock as follows: (i) 682,522 shares of Class A Common Stock and 3,162,800 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 1,000,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person shares voting and dispositive power with (a) Gary M. Lauder and Joel S. Ehrenkranz, as co-trustees of the WPL Remainder Trust and the GML Remainder Trust, with respect to the 368,441 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by the WPL Remainder Trust and the 368,441 shares of Class A Common Stock and the 1,343,846 shares of Class B Common Stock owned by the GML Remainder Trust and (b) Leonard A. Lauder and Joan Krupskas, as co-trustees, of the AAF with respect to 750,000 shares of Class A Common Stock owned by the AAF.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Gary M. Lauder, as a co-trustee and beneficiary of the WPL Remainder Trust and the GML Remainder Trust, and Joel S. Ehrenkranz, as a co-trustee of the WPL Remainder Trust and the GML Remainder Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 368,441 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned the WPL Remainder Trust and the 368,441 shares of Class A Common Stock and the 1,343,846 of Class B Common Stock owned by the GML Remainder Trust. The AAF, of which the Reporting Person is a co-trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 750,000 shares of Class A Common Stock owned by the AAF.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Reporting Person is the designee of Leonard A. Lauder. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10. CERTIFICATION

             Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 30, 2007
                                             /s/ William P. Lauder
                                             --------------------------------
                                             William P. Lauder

                                  EXHIBIT INDEX
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Exhibit A     --     List of Parties to the Stockholders' Agreement